Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Registration No. 333-259570

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

Investor Presentation NOVEMBER 2021

Disclaimer Confidentiality, Proprietary Information and Forward-Looking Statements Confidentiality and Disclosures This presentation has been prepared for use by Thayer Ventures Acquisition Corp (“TVAC”) and Inspirato LLC (“Inspirato”) in connection with their proposed business combination. This presentation is for information purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in TVAC and may not be reproduced or redistributed, in whole or in part, without the prior written consent of TVAC and Inspirato. Neither TVAC nor Inspirato makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation are subject to change and are not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in TVAC and are not intended to form the basis of any investment decision in TVAC. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment analysis of an investment in TVAC and the transactions contemplated in this presentation. This presentation and any other oral or written statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. Additional Information and Where to Find It In connection with the proposed business combination, TVAC filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to TVAC’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of TVAC and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the Securities and Exchange Commission (the SEC ), will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of TVAC’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, TVAC’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to TVAC shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. TVAC shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document. Forward-Looking Statements Certain statements in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding TVAC’s or Inspirato’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demands and growth potential of the markets for Inspirato’s products and Inspirato’s ability to serve those markets, (ii) the degree of market acceptance and adoption of Inspirato’s products, (iii) Inspirato’s ability to compete with other companies engaged in the luxury travel industry, (iv) Inspirato’s ability to continue to obtain new and renew its existing supply of luxury travel properties; Inspirato’s ability to attract and retain members, (v) the implied upside and implied valuation of Inspirato and (vi) Inspirator's projected financial results, including whether Inspirato may optimize or prioritize for growth or margin within the projected years and the resulting actual financial results and performance for such projected years. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in TVAC’s reports filed with the SEC and available at the SEC’s website at www.sec.gov, including under “Risk Factors” in Part I, Item 1A of TVAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, in Part II, Item 1A of TVAC’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 and in the final Registration Statement. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TVAC and Inspirato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TVAC nor Inspirato gives any assurance that either TVAC or Inspirato will achieve its expectations. Use of Projections The financial projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond TVAC’s and Inspirato’s control. While all financial projections, estimates and targets are necessarily speculative, TVAC and Inspirato believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. In particular, assumptions around increased margins are predicated on reducing growth-oriented acquisition and operating spend, achieving economies of scale and in-destination critical mass and a reduction in operating expenses. There can be no assurance that Inspirato will be able to achieve these efficiencies and cost reductions or that if Inspirato does achieve them they will have the desired effect. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that TVAC and Inspirato, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events.

Disclaimer (cont.) Use of Data The data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. TVAC and Inspirato assume no obligation to update the information in this presentation. Further, the Inspirato financial data, 2012 through 2017, included in this presentation were audited in accordance with private company AICPA standards. Key Performance Metrics and Use of Non-GAAP Financial Measures This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt. Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. Using any such financial measure to analyze Inspirato’s business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. These non-GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Inspirato believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Inspirato. Inspirato’s management uses forward-looking non-GAAP measures to evaluate Inspirato’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures, including that they exclude significant expenses that are required by GAAP to be recorded in Inspirato’s financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Inspirato’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. This presentation includes certain key performance metrics, such as ARR, LTV / CAC, Active Subscriptions, Active Subscribers and total nights delivered. Inspirato's management uses these key performance metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance metrics may differ from estimates published by third parties or from similarly titled metrics of other companies due to differences in methodology. Participation in Solicitation TVAC, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of TVAC shareholders in connection with the proposed business combination. TVAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of TVAC in TVAC’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TVAC shareholders in connection with the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination has been included in the Registration Statement that TVAC has filed with the SEC. Trademarks TVAC and Inspirato own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with TVAC or Inspirato, or an endorsement or sponsorship by or of TVAC or Inspirato. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that TVAC or Inspirato will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

INSPIRATO

Today's presenters

INSPIRATO

THAYER VENTURES



Brent Handler

FOUNDER & CEO

18+ years experience in the travel industry

EXCLUSIVE RESORTS



Web Neighbor

CHIEF FINANCIAL OFFICER

15+ years in corporate finance and real estate

ARCHSTONE



Chris Hemmeter

CO-CEO

35+ years experience in travel and hospitality

duetto LIFE HOUSE MEWS snap commerce



Mark Farrell

CO-CEO

18+ years experience in travel and transportation

May Mobility swiftmile

CONFIDENTIAL | 4

Thayer Ventures & TVAC overview TVAC Overview Industry DNA Our Target Thesis • Travel technology company with scale, growth and • Affiliated with Thayer Ventures, Comprised of investors from the travel revenue visibility in an asset-light model TVAC is supported by a prominent investment platform for promising industry including major real estate • Proprietary technology and significant barriers to entry travel and transportation 1 entrepreneurs since 2009 owners, global hotel brands, industry • Compelling narrative through COVID-19 with resilient business model experts and executives from leading 2 • $176 million SPAC formed in order to invest in the travel and • Visionary management team and culture of innovation corporations across the global travel sector ready to go “on offense” and propel growth post-COVID transportation market Notes: 1. TVAC 2020 10-K SEC filing 2. Based on cash in trust disclosed in TVAC 2020 10-K SEC filing

Agenda Section 1 Company Overview Section 2 Business Highlights Section 3 Financial & Transaction Summary Section 4 Appendix

Section 1. Company Overview Sonoma, CA

MI S S I O N S T A T E M E N T Deliver exceptional luxury travel experiences with superior service and certainty

INSPIRATO

Inspirato founders revolutionized luxury subscription travel

EXCLUSIVE RESORTS

THE INSPIRATO CLUB

INSPIRATO | PASS

2000 — **2002** — **2010** — **2019** — 2021

2002

- Closed-ended luxury vacation club with owned real estate
- 6-figure initiation fee and set price for committed annual usage

2010

- Open-ended luxury vacation club with leased real estate
- Affordable subscriptions with variable nightly rates

2019

- Introduced luxury travel subscription with no nightly rates, taxes or fees
- Highly complementary with Inspirato Club offering

Note:
1. Founders left Exclusive Resorts in 2009; founded Inspirato in 2010

CONFIDENTIAL | 9

INSPIRATO

Inspirato at a glance

Total Revenue
($ in mm)


'12 – '19 CAGR: 39%
'21 – '25 CAGR: 41%
$22
$46
$89
$118
$157
$164
$179
$217
$166
$222
$366
$507
$685
$885
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021E
2022E
2023E
2024E
2025E

BY THE NUMBERS

$366mm 2022E Revenue	$201mm 2022E ARR[1]	4.0x 2021E LTV / CAC[2]
~13,200 Total Active Subscribers[3]	756,000+ Total Nights Delivered[4]	~$85mm Total Raised[5]

REPRESENTATIVE INVESTORS

IVP

KLEINER PERKINS

revolution

REPRESENTATIVE PARTNERS

PEBBLE BEACH RESORTS

WHEELS UP

Cadillac

Source: Company financial model

Notes:

1. Annual Recurring Revenue ("ARR") is calculated as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate for each applicable subscription type at the end of the period for which ARR is being calculated.
2. Lifetime Value ("LTV") is calculated as total subscription and usage-based revenue (including enrollment fees) for a subscriber's expected time as a subscriber and adjusted for assumed margin based on management estimates. LTV includes revenue from upgrades (i.e., Club to Pass upgrades and Dues Only adding Pass). For purposes of calculating total LTV, Inspirato calculates LTV for each subscription type and calculates a weighted average by estimated mix of new subscriber types. Customer Acquisition Cost ("CAC") is calculated as total customer acquisition spend divided by customers acquired for a given period
3. Total Active Subscribers as of 09/30/2021 includes all subscribers who have one or more Active Subscription(s).
4. Total nights delivered through 09/30/2021 includes all Paid, Inspirato Pass, employee and other complimentary nights in all residences and hotels; excludes bookings from experience travel and Inspirato Travel Services
5. Total equity capital raised as of 09/30/2021

CONFIDENTIAL | 10

INSPIRATO

The Inspirato platform

CLUB

- Enrollment Fee *$600*
- Monthly Subscription *$600*
- Exclusive Nightly Rates

PASS

- Enrollment Fee *$2,500*
- Monthly Subscription *$2,500*
- NO Nightly Rates, Taxes, or Fees

FOR EXCLUSIVE ACCESS TO:

- 400+ Residences[1]
- 430+ Hotels & Resorts[1]
- Experiences
- Partners & Events

WITH END-TO-END SERVICE

Personal Advisor

Inspiration → Booking → Experience

SUPERIOR TO TRADITIONAL HOSPITALITY

- Highly Visible Subscription Revenue
- Captive, Zero-Cost Demand
- Profitable Loyalty Program

Note:
1. As of 09/30/2021; Inspirato's portfolio of more than 400 Residences and more than 430 Hotels & Resorts are located across more than 235 destinations

CONFIDENTIAL | 11

Inspirato serves a highly attractive subscriber demographic 1 Total Active Subscriber Count ( i n t h o u s a n d s ) ~13,200 82% ‘21 – ’25 CAGR: 17% 1 Active Subscribers Married As of 9/30/2021, 1 • Inspirato added ~1,500 net Active Subscribers YTD 24.9 1 • Total Active Subscribers : ~13,200 54% 67% 2 • Total Subscriptions : ~14,100 3 Household Children at Home • Annual Recurring Revenue : $116 million 21.2 Income of $250k+ 17.9 15.1 Age Range 5% 5% 13.3 13.1 12.4 17% 25-34 11.7 14% 11.4 35-44 45-54 55-64 65-74 29% 30% 75+ 2017 2018 2019 2020 2021E 2022E 2023E 2024E 2025E Source: Inspirato internal systems as of 09/30/2021 and company financial model as of 05/07/2021 Note: 1. Total Active Subscribers as of 09/30/2021 includes all subscribers who have one ore more Active Subscription(s). 2. Active Subscriptions are subscriptions as of the measurement date that are paid in full, as well as those for which the Company expect payment for renewal 3. Annual Recurring Revenue (“ARR”) is calculated as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate for each applicable subscription type at the end of the period for which ARR is being calculated.

INSPIRATO

Inspirato has increased controlled accommodations by over 17% in the past 3-months

Total Residences and Hotel Penthouses, Suites & Rooms
(# of units)


17% growth since June 30, 2021
420
30
5
385
492
66
23
403
6/30/21
9/30/21
Residences
Residences Under Agreement[1]
Hotel Penthouses, Suites & Rooms

Strategic opportunity to grow dedicated supply, including penthouses, suites and rooms, through luxury hospitality relationships



MONTAGE HEALDSBURG (8)
HEALDSBURG, CALIFORNIA



MONTAGE DEER VALLEY (6)
PARK CITY, UTAH



INSPIRATO SOHO AT THE DOMINICK (26)
NEW YORK, NEW YORK



LANGHAM CHICAGO (6)
CHICAGO, ILLINOIS

Source: Inspirato internal systems as of 09/30/2021
Note:
1. Represents residences in which the Company has signed lease agreements but has yet to offer on the platform

CONFIDENTIAL | 13

Exclusive portfolio of unique luxury residences 80+ 1 DESTINATIONS 400+ 1 RESIDENCES ~ $ 1.5bn RESIDENCE 1 PORTFOLIO VALUE Note: 1. Based on management estimates as of 09/30/2021; Figures are specific to Inspirato’s portfolio of Residences only (excludes Hotels & Resorts, Experiences, and Inspirato Travel Services)

INSPIRATO

Inspirato democratizes luxury travel with next-generation subscription platform

airbnb	Marriott	Four Seasons	INSPIRATO	Booking.com	vacasa	Hilton Grand Vacations
MARKETPLACE	FAMILY OF BRANDS	LUXURY BRAND	**SUBSCRIPTION TRAVEL**	OTA	PROPERTY & RENTAL MANAGER	TIMESHARE

Inspirato provides exceptional vacations with outstanding value for travelers and attractive economics and efficiency for real estate and hospitality partners

CONFIDENTIAL | 15

Section 2. Business Highlights Los Cabos, Mexico

Business highlights Large and Growing Addressable Market 1 Inspirato Pass Defines Subscription Luxury Travel 2 Attractive Unit Economics 3 Significant Barriers to Entry 4 Multiple Avenues for Continued Growth 5

INSPIRATO

1. Market

Demand TAM of $135bn, expected to grow to $230bn by 2025

Market Demand TAM


2025
2019
~9%
Market Demand TAM
~$230bn
Market Demand TAM
~$135bn
Market Demand SAM
~$100bn
Market Demand SAM
~$175bn
TAM
SAM
CAGR

- Total Addressable Market (TAM) represents total spend on lodging by high-net-worth individuals[1]
- Serviceable Addressable Market (SAM) considers lodging spend by high-net-worth individuals engaged in luxury travel
- Secular trends such as post-COVID travel recovery and rise of "Work from Anywhere" may accelerate industry growth
- Inspirato's demand TAM growth will be mainly driven by momentum in tourism and high-net-worth households

Source: US Census Bureau, ILTM, Euromonitor, Knight Frank, Capgemini, Oxford Economics
Note:
1. High-Net-Worth Individuals is defined as households with income greater than $250k / year or net worth greater than $1mm

CONFIDENTIAL | 18

INSPIRATO
1. Market

Supply TAM of $275bn expected to grow to $385bn by 2025

Market Supply TAM


2019
2025
~6%
Market Supply TAM
~$275bn
Market Supply SAM
~$65bn
Market Supply TAM
~$385bn
Market Supply SAM
~$90bn
TAM
SAM
CAGR

- Total Addressable Market (TAM) represents total room revenues of luxury hotel chains and luxury private rentals
- Serviceable Addressable Market (SAM) represents the market rental value of lodging assets accessible for Inspirato partnerships
- Supply TAM growth rates expected to rebound towards pre-COVID levels starting in H2 2021
- Inspirato's supply TAM growth will be mainly driven by momentum in luxury hotel market and private property rental market

CONFIDENTIAL | 19

Source: STR, AirDNA, Euromonitor, Co Star, Technavio, Skift

INSPIRATO

2. Inspirato Pass

Inspirato's business model solves pain points for luxury travelers and hospitality suppliers

	MARKETPLACE PROBLEM	INSPIRATO SOLUTION
DEMAND SIDE Global Luxury Travelers	✗ Frustration with nightly rates, taxes and fees ✗ Distrust of variable pricing ✗ Inconsistent quality and service	✓ Simplicity ✓ Certainty ✓ Service
SUPPLY SIDE Luxury Hotels/Vacation Rentals	✗ Perishable inventory with high fixed cost and low variable cost ✗ Inability to discount due to price integrity, repatriation and brand reputation	✓ Ability to move incremental inventory during both high and low seasons ✓ Ability to discount without fear of repatriation and brand degradation

CONFIDENTIAL | 20

INSPIRATO

2. Inspirato Pass

Inspirato Pass is a safe haven for luxury hospitality suppliers to distribute excess capacity

THERE IS 32% SPOILAGE IN THE HOTEL INDUSTRY DUE TO:

- Rate parity rules that restrict non-conforming pricing across distribution channels
- Brand degradation risk from discounting, especially in the luxury sector
- Low-spend guests from traditional opaque and "flash-sale" channels

WORLDWIDE SPOILAGE[1]

	EACH DAY	EACH YEAR
HOTEL NIGHTS	6mm	2bn
LUXURY HOTEL NIGHTS	372k	136mm
ECONOMIC SPOILAGE	$711mm	$260bn
LUXURY ECONOMIC SPOILAGE	$106mm	$39bn



Note:
1. Assumed spoilage based on analysis of 2019 STR Total World Trend Report and Total World Luxury Class Trend Report

CONFIDENTIAL | 21

Inspirato Pass 2. Continued innovations with Pass provide subscribers with greatly enhanced value and utility Length of Stay 25% 30% ~1.5 million 2-3 Nights 4-6 Nights 1 7+ Nights Inspirato Pass Trips 45% 2 Booking Window 2% 6% ~560k ~520k 5% 1 1 Beach Trips Metropolitan Trips <1 Month 1-2 Months 2-3 Months 3+ Months 88% ~160k ~230k 1 1 Mountain Trips Lifestyle Trips Notes: Inspirato internal systems as of 10/22/2021 1. All available Pass Trips on Inspirato Pass website as of 10/22/2021 2. Booking Window is defined as the length of time between date of Trip offered on Pass list and Trip check-in date

INSPIRATO

2. Inspirato Pass

Pass subscribers enjoy near limitless hospitality and exceptional value



THE PENINSULA CHICAGO
CHICAGO, ILLINOIS
3 Nights



HOTEL VERNET
PARIS, FRANCE
5 Nights



HOTEL TERRA
JACKSON HOLE, WYOMING
2 Nights



INSPIRATO RESIDENCE
ASPEN, COLORADO
4 Nights

JOINED OCTOBER 2019[1]

1 YR ANNIVERSARY OCTOBER 2020

THE PENINSULA CHICAGO
CHICAGO, ILLINOIS
1 Night



INSPIRATO RESIDENCE
VAIL, COLORADO
7 Nights



Key

Reservation Date

Check in

SUBSCRIBER TRAVEL SUMMARY

USAGE SUMMARY		FINANCIAL SUMMARY	
Travel	22 nights	Actual Trip Value	$43,824
Booking Window	137 nights	Subscription Cost[2]	$30,000
Canceled/Idle	206 nights	Passholder Savings	$13,824

Notes:
1. Data from an actual Pass subscriber who joined in October 2019
2. Excludes $2,500 Pass enrollment fee

CONFIDENTIAL | 23

INSPIRATO

2. Inspirato Pass

Inspirato Pass proprietary technology

INVENTORY DATA INPUT

Real-time shopping of millions of date, rate and trip options

PATENTS ALLOWED ALGORITHM

Allows for customizable trip selection based on a multitude of criteria

USER EXPERIENCE

Passholders quickly and easily find the best travel options by filtering and sorting the trip list through the Inspirato Pass UX

- Inspirato Residences — *Proprietary residential inventory*
- Direct Hotel Connections
- Hotel Wholesalers
- Experiences — *In-house and third-party*

MILLIONS OF POTENTIAL TRIPS



QUALIFIED TRIPS SELECTED

~1.5 million INSPIRATO PASS TRIPS	
180+ LUXURY DESTINATIONS	1,900+ UNIQUE UNITS

CONFIDENTIAL | 24

Source: Inspirato internal systems as of 10/22/2021

INSPIRATO
2. Inspirato Pass

Growth from Pass launch through pandemic

PRE–PANDEMIC GROWTH
(June 2019 – February 2020)

0 to ~2,200
Active Passholders[1]

$73mm+
Pass ARR[1, 2]

49%
Pass ARR Compounded Monthly Growth Rate[1, 2]

Pass Annual Recurring Revenue[2]
($ in mm)


Launch & rapid growth
Proven resiliency
Expected growth with proven business model
$3
$60
$73
$53
$99
$149
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21E
Q1'22E
Q2'22E
Q3'22E
Q4'22E

Source: Company financial model
Notes:
1. As of 02/29/2020
2. ARR is calculated as the number of Active Subscribers as of the end of a period multiplied by the then-current annualized subscription rate, based on the subscriber's subscription type at the end of the period for which ARR is being calculated.

CONFIDENTIAL | 25

Inspirato Pass 2. Inspirato Pass requires fewer subscribers to reach scale # of subscriber s required f or each $100mm in ARR 834,000 Annual 1 Subscription Cost 596,000 $120 Spotify $168 Netflix $468 Peloton $1,548 Rent the Runway 214,000 2 $8,500 Wheels Up 2 64,600 $30,000 Inspirato Pass 12,000 3,300 Notes: 1. Based on company websites as of 10/04/2021. Represents Spotify Premium Subscription, Netflix Standard Subscription, Peloton All Access Membership, Rent the Runway 8-Item/Month Subscription and Wheels-Up Core Membership 2. Excludes enrollment fee; as of 10/04/2021

INSPIRATO

3. Unit Economics

Powerful leverage for driving sustainable, long-term profitability

Strong unit economics drive profitable growth

Pass Annual Subscription Cost[1]:	**$30,000**
Club Annual Subscription Cost[1]:	**$7,200**
2021 Customer Acquisition Cost[2]:	**~$5,350**
2017-2019 Avg. Club Customer Retention:	**~83%**
2020 Club Customer Retention:	**~78%**
2021 Projected LTV / 2021 CAC[2]:	**4.0x+**

- Inspirato's data-driven approach to marketing spend and conversion funnel enables superior sales efficiency
- Club customer retention history serves as strong proof points for projected Pass performance
- Loyal subscriber base enables LTV expansion through upgrade to Pass or Family / Premium Sharing Add-On
- Path to increasing subscriber LTV as scale enables margin expansion

Source: Company financial model
Notes:
1. Excludes enrollment fee
2. Lifetime Value ("LTV") is calculated as total subscription and usage-based revenue (including enrollment fees) for a subscriber's expected time as a subscriber and adjusted for assumed margin based on management estimates. LTV includes revenue from upgrades (i.e., Club to Pass upgrades and Dues Only adding Pass). For purposes of calculating total LTV, Inspirato calculates LTV for each subscription type and calculates a weighted average by estimated mix of new subscriber types. Customer Acquisition Cost ("CAC") is calculated as total customer acquisition spend divided by customers acquired for a given period

CONFIDENTIAL | 27

INSPIRATO

3. Unit Economics

Rapid payback periods validate sales and marketing spend

Pass

*Indicative Monthly Subscription Contribution Margin[1]: ~**40%***

(A) *Payback Period – Month-to-Month: **3 months***

(B) *Payback Period – Pre-Paying[2]: **6 months***


A
B
(5,350)
+2,500
+1,000
+1,000
+1,000
+1,000
+1,000
+1,000
CAC³
M1
M2
M3
M4
M5
M6

Club

*Indicative Monthly Subscription Contribution Margin[1]: ~**67%***

(A) *Payback Period – Month-to-Month: **12 months***

(B) *Payback Period – Pre-Paying[2]: **14 months***


A
B
(5,350)
+600
+400
+400
+400
+400
+400
+400
+400
+400
CAC³
M1
M2
M3
M4
M11
M12
M13
M14

Customer Acquisition Cost (CAC)[3] ($) | Enrollment Fee (Assumes 100% Margin Contribution) ($) | Monthly Subscription ($)

Source: Company financial model

Notes:

1. Inspirato calculates indicative monthly subscription contribution margin as the weighted average margin of dues, residence, hotel and idle activities which are fully burdened for both COGS and OpEx expenses associated with delivering of these activities. For the avoidance of doubt, these indicative margins do not include overhead costs and certain operating costs unassociated with delivering of these streams of revenue. Actual monthly subscription contribution margin for these revenue streams have historically varied greatly from month to month depending on the activity usage of the passholder. Indicative monthly subscription contribution margin is included for illustrative purposes only. Monthly subscription contribution margin takes into consideration direct contribution associated with each subscription and utilization mix of activities for each subscriber
2. Payback period shown is based on the revenue recognition schedule rather than cash flow; current assumed margins for illustrative purposes based on management estimates
3. Customer Acquisition Cost ("CAC") is calculated as total customer acquisition spend divided by customers acquired for a given period

CONFIDENTIAL | 28

INSPIRATO

4. Barriers to Entry

Inspirato has built significant barriers to entry that help protect its subscription products

1

CONTROLLED/EXCLUSIVE LUXURY INVENTORY

Through exclusive leases, manage and control 400+ residences worth ~$1.5bn

2

RATE & CALENDAR CONTROL

Ability to effectively manage and fully dictate rate and availability without landlord interference

3

LUXURY SALES & SERVICE

350+ person sales and service organization, including dedicated travel advisors and on-site concierge

4

PREDICTABLE SUBSCRIPTION REVENUE

~13.2k Active Subscriber[1] base provides consistent cash flow and stability

5

PROPRIETARY TECHNOLOGY

Patents allowed business process technology that provides opaque subscription distribution of perishable inventory

6

TRUSTED AND ICONIC LIFESTYLE BRAND

$100mm+ invested during the last 10 years

7

NETWORK EFFECT

Growing, affluent subscriber base allows for aggressive property expansion, improving value proposition for subscribers

Source: Inspirato internal systems and management estimates as of 09/30/2021

1. Total Active Subscribers as of 09/30/2021 includes all subscribers who have one ore more Active Subscription(s)

CONFIDENTIAL | 29

Barriers to Entry 4. Invested $100mm+ in marketing over the last 10 years Efficient • Greater efficiency, higher occupancy, improved Inventory Growth Broader Brand 1 economic utilization and increased RevPAR Improve Retention Visibility • Lower inventory cost, lower subscriber acquisition cost and increased volume with Subscriber Lead captive, zero-cost demand Enable Investment in Generation Services & Experiences • Enhanced service offerings and higher customer retention and engagement Grow ARR Efficient Subscriber Growth Enhance LTV / CAC Note: 1. RevPAR (Revenue per Available Unit) is calculated by dividing residence and hotel revenue by the total number of nights available for a given period

Barriers to Entry 4. Disciplined inventory management % of Leases with Ter mination Total Available Nights & Exclusive Residence Count 2 Clause of 1 Year or Less 403 383 349 323 88% 285 276 270 247 % of Leases with 109 2 Force Majeure Clause 158 95 134 84 82 80 80 78 77 64 40 88% 1 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Total Available Nights (in thousands) Exclusive Residence Count Source: Inspirato internal systems as of 09/30/2021 Notes: 1. Residence count as of 09/30/2021 2. Includes leases, net rate and revenue share agreements

INSPIRATO
5. Growth

Multiple avenues for continued growth

1
INVESTMENT INTO CORE PLATFORM

- Inventory expansion via luxury vacation rental managers
- Recycle capital through strategic purchase / leaseback partnerships
- Innovative platform investments
- Optimize sales and marketing

2
EXPANSION OF INSPIRATO PASS

- Various price points
- Sports & entertainment
- International
- Bundled commercial air

3
ADJACENT LIFESTYLE EXPANSION

- Corporate incentive travel
- Bespoke & adventure travel
- City & private clubs
- Private aviation

CONFIDENTIAL | 32

Growth 5. Luxury vacation rental management market is ripe for consolidation Local and Niche Companies Scaled Platforms Luxury Travel Subscription • Thousands of local, micro players Incumbents with less than 20 properties under management • Insufficient marketing• Volume offering-oriented• Exclusively managed and controlled residences End User • Inconsistent user experience• Vacation roulette• Branded, highly curated luxury experience Experience • Limited service offering• Limited service offering• Personalized, in-destination service • Inefficient• Visitor roulette• Attractive, high-end clientele • High fees • Inflexible, with high fees• Certainty of fixed lease income Owner Experience • Narrow margins• Unpredictable revenues• Asset protection and preservation

Section 3. Financial & Transaction Summary Tuscany, Italy

INSPIRATO

Financial highlights

Proven Track Record	• Eight consecutive years of growth with revenue CAGR of 39% from 2012 – 2019 • Demand consistently increases to meet new property supply • Flexible asset-light cost structure provides ability to efficiently manage operating expenses
Strong Momentum in Recent Performance & Leading Indicators/KPIs	• Stronger than expected performance as pandemic concerns ease • COVID recovery tailwinds evidenced by occupancy of Q3'21, ~11pp higher than Q3'19[1]
Predictable Subscription Model with Reoccurring Revenue Upside	• Subscription revenue provides high visibility into go-forward plan • $87mm+ of 12-month forward bookings, an improvement of ~47% vs. same period in 2019[2] • Ability to rapidly scale revenue as existing customer base increases usage
Attractive Unit Economics	• Rapid payback periods on each subscriber acquired • Efficient LTV / CAC of 4.0x+ estimated for 2021E; leverage from greater sales and marketing efficiency expected
Demonstrated Capital Efficiency & Operating Leverage With Scale	• Adjusted EBITDA[3] positive in both 2019 and 2020 • Asset-light leased portfolio with flexible termination rights and force majeure provides the benefits of control without the burdens of ownership

Source: Company financial model as of 05/07/2021 and Inspirato internal systems as of 09/30/2021
Notes:
1. As of 09/30/2021 compared to 09/30/2019
2. As of 9/30/2021 and 09/30/2019, respectively
3. Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt.

CONFIDENTIAL | 35

Historical and projected growth 1 Active Subscriber s Revenue ( I n t h o u s a n d s ) ( $ i n m m ) ‘21 – ’25 CAGR: 17% ‘12 – ’19 CAGR: 39% ‘21 – ’25 CAGR: 41% 24.9 21.2 17.9 15.1 13.3 13.1 11.7 2019 2020 2021E 2022E 2023E 2024E 2025E 2 3 Total Nights Delivered (Residence + Hotel) Annual Recur ring Revenue ( I n t h o u s a n d s ) ( $ i n m m ) ‘12 – ’19 CAGR: 58% ‘12 – ’19 CAGR: 26% 581 $ 456 ‘21 – ’25 CAGR: 35% ‘21 – ’25 CAGR: 40% 448 $ 370 223 327 $ 285 170 231 $ 201 123 150 110 86 $ 137 358 84 $101 278 $91 60 204 40 28 144 90 70 56 2019 2020 2021E 2022E 2023E 2024E 2025E 2019 2020 2021E 2022E 2023E 2024E 2025E Residence Hotel Source: Company financial model as of 05/07/2021 Notes: 1. Total Active Subscribers as of 09/30/2021 includes all subscribers who have one ore more Active Subscription(s). 2. Total Nights Delivered includes all Paid, Inspirato Pass, employee and other complimentary nights in all residences or hotels; excludes bookings from experience travel and Inspirato Travel Services 3. ARR is calculated as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate, based on the subscriber’s subscription type at the end of the period for which ARR is being calculated.

Accelerating momentum for Q3 2021, as core leading indicators for residence portfolio significantly surpass Q3 2019 levels 1 2 Next 12 month Paid & Stayed Usa ge Backlog Total Occupancy ( $ i n m m ) $65 88% +60% +11pp 77% $41 Sep '19 Sep '21E Q3 '19 Q3 '21 3 4 Paid ADR Paid RevPAR $1,154 $1,518 +15% +27% $1,325 $906 Q3 '19 Q3 '21 Q3 '19 Q3 '21 Source: Inspirato internal systems and residence portfolio as of 09/30/2021 Notes: 1. Value of residence reservations in the upcoming 12-month period as of 09/30/2019 and 09/30/2021, respectively 2. Total Occupancy is inclusive of Paid, Pass and complimentary trips associated with sales 3. Paid ADR (Average Daily Rate) = Total Paid Residence Revenue / Total Paid Residence Nights 4. RevPAR (Revenue per Available Unit) is calculated by dividing residence travel revenue, which does not include Pass Revenue, by the total number of nights available for a given period, excluding nights used for Pass Reservations.

As pandemic concerns ease and restrictions lift, pent up demand has been stronger than expected 1 Total Nights Booked 56,732 49,705 47,292 38,185 35,373 35,067 29,107 28,981 27,747 Q1 '19 Q1 '20 Q1 '21 Q2 '19 Q2 '20 Q2 '21 Q3 '19 Q3 '20 Q3 '21 2 New Active Subscriber s 1,076 978 886 759 605 601 601 543 288 Q1 '19 Q1 '20 Q1 '21 Q2 '19 Q2 '20 Q2 '21 Q3 '19 Q3 '20 Q3 '21 Source: Inspirato internal systems as of 09/30/2021 Notes: 1. Total Nights Booked includes all Paid, Inspirato Pass, employee and other complimentary nights in all residences and hotels; excludes bookings from experience travel and Inspirato Travel Services 2. New Active Subscribers as of 09/30/2021 includes all new subscribers who have one or more Active Subscription(s).

Consistent track record of industry leading occupancy • Despite pandemic-related disruption in Q3 2019 – 2021 Occupancy Levels 2021, delivered 88% residence occupancy, eleven Pandemic Related 91% 89% 88% percentage points higher than Q3 2019 78% 78% 77% 77% 72% 70% 69% • Coming out of the pandemic, 2021 occupancy is significantly higher than 2020 and has surpassed pre-pandemic levels 40% • Tailwinds from “Work from Anywhere” and “Revenge Travel” allow for aggressive expansion of both inventory and occupancy Q1 '19 Q2 '19 Q3 '19 Q4 '19 Q1 '20 Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 Q3 '21 2019 2020 2021 Source: Inspirato internal systems as of 09/30/2021

INSPIRATO

1H 2021 Financial Update

($ in thousands)	Q1'21A	Q2'21A	1H'21A	2021E (Forecasted)
Total Revenue	**$49,280**	**$52,286**	**$101,566**	**$222,373**
Cost of Revenue[1]	31,617	35,215	66,832	153,766
Gross Profit	**17,663**	**17,071**	**34,734**	**68,607**
Gross Margin	***36%***	***33%***	***34%***	***31%***
Sales & Marketing[2]	5,432	6,159	11,591	36,069
% of Revenue	*11%*	*12%*	*11%*	*16%*
Technology & Development[2]	3,511	3,879	7,390	16,757
% of Revenue	*7%*	*7%*	*7%*	*8%*
General & Administrative[2,3]	10,033	11,907	21,939	30,858
% of Revenue	*20%*	*23%*	*22%*	*14%*
Total Operating Expense[2]	**18,976**	**21,945**	**40,921**	**83,683**
% of Revenue	***39%***	***42%***	***40%***	***38%***
Adjusted EBITDA[4]	**(1,313)**	**(4,874)**	**(6,187)**	**(15,077)**
Adjusted EBITDA Margin[5]	***(3%)***	***(9%)***	***(6%)***	***(7%)***

Source: Company financial model as of 05/07/2021

Notes:

1. Cost of Revenue excludes depreciation and amortization
2. Total operating expenses presented in this presentation are consistent with our audited financial statements, however, we have reclassified certain expenses as follows: (i) costs related to providing member services included in general and administrative and sales and marketing in this presentation are reported as Operations in our audited financial statements and (ii) corporate technology costs reported in general and administrative costs in this presentation are reported in technology and development costs in our audited financial statements
3. General & Administrative expense excludes equity-based compensation, pandemic-related severance costs and public company readiness costs.
4. Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt. We have not reconciled the non-GAAP measures for the future periods to their corresponding GAAP measures because certain reconciling items such as stock-based compensation depend on factors such as stock price and thus cannot be reasonably predicted. Accordingly, reconciliation to the non-GAAP projected measures are not available. The GAAP measures may vary significantly
5. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue

CONFIDENTIAL | 40

INSPIRATO

Financial projections (cont.)

($ in thousands)	Optimizing for Growth 2021E	2022E	2023E	2024E	2025E	Optimized Margin[3] 2025E	Stabilized Projection[3] Maturity
Subscription Revenue	95,808	161,619	226,128	303,126	381,493	366,612	562,500
Usage Revenue	126,565	204,646	280,930	381,535	503,259	466,332	687,500
Total Revenue	**222,373**	**366,265**	**507,058**	**684,661**	**884,752**	**822,945**	**1,250,000**
Revenue Growth	***35%***	***65%***	***38%***	***35%***	***29%***	***20%***	***10%***
Cost of Revenue	153,766	256,313	355,216	477,385	605,441	510,271	737,500
Gross Profit	**68,607**	**109,953**	**151,842**	**207,277**	**279,311**	**312,673**	**512,500**
Gross Margin	***31%***	***30%***	***30%***	***30%***	***32%***	***38%***	***41%***
Sales & Marketing	36,069	52,983	64,669	74,508	83,483	75,135	110,000
% of Revenue	*16%*	*14%*	*13%*	*11%*	*9%*	*9%*	*9%*
Technology & Development	16,757	19,617	19,925	22,603	25,679	25,679	30,000
% of Revenue	*8%*	*5%*	*4%*	*3%*	*3%*	*3%*	*2%*
General & Administrative	30,858	46,888	53,308	59,806	67,312	57,215	80,000
% of Revenue	*14%*	*13%*	*11%*	*9%*	*8%*	*7%*	*6%*
Total Operating Expense	**83,683**	**119,489**	**137,902**	**156,917**	**176,474**	**158,029**	**220,000**
% of Revenue	***38%***	***33%***	***27%***	***23%***	***20%***	***19%***	***18%***
Adjusted EBITDA[1]	**(15,077)**	**(9,536)**	**13,940**	**50,359**	**102,837**	**154,645**	**292,500**
Adjusted EBITDA Margin[2]	***(7%)***	***(3%)***	***3%***	***7%***	***12%***	***19%***	***23%***

1. Moderating sales growth in the long term is a lever to reduce growth-oriented portfolio acquisition and operating spend

   Revenue Growth

   29% → 10%

2. Projected Gross Margin enhancement driven by optimizing composition of residence portfolio, economies of scale, and in-destination critical mass

   Gross Margin

   32% → 41%

3. Adjusted EBITDA margin of ~23% as a result of Gross Margin expansion and reduction in Operating Expense, leveraging investments in platform across substantial Active Subscriber and ARR base

   Adj. EBITDA Margin

   12% → 23%

Source: Company financial model as of 05/07/2021. Please refer to "Risk Factors Summary" in Appendix

Notes:

1. Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt.
2. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue
3. The information presented under "Optimizing for Margin" and "Stabilized Projection Maturity" are presented for illustrative purposes only. Inspirato may not choose to prioritize or optimize for margin during the projected years to target achievement of such projections

CONFIDENTIAL | 41

Inspirato has numerous options for optimizing margin Projected Margin Expansion • Growth: Subscription Sales vs. Revenue ✓ Subscription pricing ✓ ADR and utilization opportunity 3 2021E 2025E Stabilized • Gross margin Revenue Growth: 35% 29% 10% ✓ Portfolio optimization ✓ In-sourcing key vendor categories Gross Margin: 31% 32% 41% • Adjusted EBITDA Margin 1, 2 Adjusted EBITDA Margin : (7%) 12% 23% ✓ Moderate Sales & Marketing ✓ Leverage Technology spend ✓ Scale Corporate G&A Source: Company financial model as of 05/07/2021 Notes: 1. Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt. 2. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue 3. The information presented under “Stabilized” is presented for illustrative purposes only. Inspirato may not choose to prioritize or optimize for margin during the projected years to target achievement of such projections

Transaction overview 1 Sources & Uses ($ in mm) Pro Forma Valuation ($ in mm) 4 PF Shares Outstanding 137.1 Sources Amount % Share Price $10.00 2 PF Equity Value $1,371 TVAC Cash $176 13% 3 (-) PF Net Cash (260) Cash Proceeds from PIPE 100 7% PF Enterprise Value $1,111 Equity Rollover 1,070 78% PF EV / 2022E Revenue 3.0x Existing Balance Sheet Cash 20 1% 2022E Revenue $366 Total Sources $1,366 100% Pro Forma Ownership TVAC Sponsors Uses Amount % TVAC Investors 2% 13% Existing Cash to Balance Sheet 260 19% Shareholders 78% PIPE Equity Rollover 1,070 78% 7% Transaction Costs 36 3% Total Uses $1,366 100% Notes: Assumes no redemptions from TVAC investors. Excludes impact of 7.2mm sponsor warrants and 8.6mm public warrants 1. Sources & Uses do not add to 100% due to rounding 2. Excludes any interest earned on the TVAC Cash in Trust. TVAC Cash amount subject to change depending on the actual interest earned 3. Includes proceeds from the PIPE and direct placement by TVAC 4. Includes 107.0mm existing shareholder rollover shares, 10.0mm PIPE shares, 2.8mm TVAC Sponsor shares (net of 1.5mm share forfeiture) and 17.3mm TVAC investor shares

Inspirato has proven more resilient amid the downturn in travel and is expected to continue to outperform travel peers Online Travel Traditional Hospitality Traditional Vacation Rental Median: 45% Median: 69% Median: 43% Median: 60% Median: 61% Median: 85% 119% 101% 92% 92% 78% 75% 69% 73% 70% 69% 75% 66% 68% 64% 62% 61% 60% 57% 58% 51% 51% 54% 43% 46% 49% 45% 48% 43% 41% 41% 39% 27% ’20A Revenue as % ‘19A Revenue ’21E Revenue as % ‘19A Revenue Median: 32% Median: 30% Median: 13% 51% 43% 38% 36% 32% 32% 31% 29% 27% 27% 24% 23% 20% 15% 11% 8% Source: FactSet as of 10/26/2021 and company financial model as of 05/07/2021 ’20A and ’21E Revenue as ’21E-’23E Revenue CAGR % of ’19A Revenue

Inspirato is priced at a compelling valuation for PIPE investors Consumer Platform Supply / TEV / FY22E Revenue Median Multiples Subscription Leaders: 5.3x All Peer Median: 4.4x 4.3x 3.7x 3.2x 3.0x 2.5x Traditional Online Travel: Vacation Rental: Inspirato Consumer Online Travel Traditional Recent Travel & Traditional Transaction Platform Supply / Hospitality Prop Tech Vacation Rental 2 Subscription SPACs/IPOs Leaders Implied (Disc.) / (43.1%) (30.3%) (30.1%) (3.8%) 22.1% Prem. Revenue Multiple ’21E – ’23E 51.0% 19.8% 31.9% 49.9% 12.8% 29.9% Revenue CAGR Recent Travel & Prop Traditional Hospitality: Tech SPACs/IPOs: Growth-Adjusted 0.06x 0.27x 0.14x 0.14x 0.06x 0.19x 1 Revenue Multiple Implied (Disc.) / (77.9%) (56.4%) (5.9%) (69.4%) (59.0%) Prem. On Growth- Adj. Basis Transaction is priced below most peer multiples Source: FactSet as of 10/26/2021 and company financial model as of 05/07/2021 Notes: 1. Calculated as TEV/FY22E revenue multiple divided by FY21-FY23 revenue CAGR 2. Total Enterprise Value based on valuation and implied transaction multiple for Vacasa and Sonder as these transactions are still pending

Valuation benchmarking Recent Travel & Consumer Platform Supply / Prop Tech Traditional Subscription Leaders SPACs/IPOs Vacation Rental Online Travel Traditional Hospitality Median: 5.3x Median: 4.4x Median: 4.3x Median: 3.2x Median: 2.5x 16.3x 13.7x 13.1x 9.3x 8.4x 6.8x 6.0x 5.4x 5.3x 5.0x 4.4x 3.9x 3.7x 3.6x 3.6x 3.3x 3.2x 3.1x 3.0x 2.9x 3.0x 2.7x 2.7x 2.5x 2.3x 1.4x 1 1 Median: 4.2x Median: 3.4x Median: 3.7x Median: 2.4x Median: 2.3x 13.3x 11.7x 10.7x 8.1x 7.4x 5.7x 5.2x 4.5x 4.2x 4.0x 3.7x 3.4x 3.1x 3.1x 2.9x 2.9x 2.5x 2.5x 2.4x 2.4x 2.3x 2.2x 2.2x 2.1x 1.3x 1.4x 1 1 Source: FactSet as of 10/26/2021 and company financial model as of 05/07/2021 Note: 1. Total Enterprise Value based on valuation and implied transaction multiple for Vacasa and Sonder as these transactions are still pending TEV / 2023E Revenue TEV / 2022E Revenue

Section 4. Appendix Breckenridge, CO

INSPIRATO

Financial projections

($ in thousands)	Optimizing for Growth							
	2018	2019	2020	2021E	2022E	2023E	2024E	2025E
Total Revenue	**178,652**	**217,079**	**165,590**	**222,373**	**366,265**	**507,058**	**684,661**	**884,752**
Revenue Growth	***9%***	***22%***	***(24%)***	***34%***	***65%***	***38%***	***35%***	***29%***
Cost of Revenue[1]	112,855	137,132	98,864	153,766	256,313	355,216	477,385	605,441
Gross Profit	**65,797**	**79,947**	**66,726**	**68,607**	**109,952**	**151,842**	**207,276**	**279,311**
Gross Margin	***37%***	***37%***	***40%***	***31%***	***30%***	***30%***	***30%***	***32%***
Sales & Marketing[2]	23,569	26,300	15,525	36,069	52,983	64,669	74,508	83,483
% of Revenue	*13%*	*12%*	*9%*	*16%*	*14%*	*13%*	*11%*	*9%*
Technology & Development[2]	11,951	13,756	12,943	16,757	19,617	19,925	22,603	25,679
% of Revenue	*7%*	*6%*	*8%*	*8%*	*5%*	*4%*	*3%*	*3%*
General & Administrative[2,3]	31,629	38,534	30,440	30,858	46,888	53,308	59,806	67,312
% of Revenue	*18%*	*18%*	*18%*	*14%*	*13%*	*11%*	*9%*	*8%*
Total Operating Expense[2]	**67,149**	**78,590**	**58,908**	**83,684**	**119,488**	**137,902**	**156,917**	**176,474**
% of Revenue	***38%***	***36%***	***36%***	***38%***	***33%***	***27%***	***23%***	***20%***
Adjusted EBITDA[4]	**(1,352)**	**1,358**	**7,817**	**(15,077)**	**(9,536)**	**13,940**	**50,359**	**102,837**
Adjusted EBITDA Margin[5]	***(1%)***	***1%***	***5%***	***(7%)***	***(3%)***	***3%***	***7%***	***12%***

Source: Company financial model as of 05/07/2021

Notes:

1. Cost of Revenue excludes depreciation and amortization
2. Total operating expenses presented in this presentation are consistent with our audited financial statements, however, we have reclassified certain expenses as follows: (i) costs related to providing member services included in general and administrative and sales and marketing in this presentation are reported as Operations in our audited financial statements and (ii) corporate technology costs reported in general and administrative costs in this presentation are reported in technology and development costs in our audited financial statements
3. General & Administrative expense excludes equity-based compensation and pandemic-related severance costs
4. Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt.
5. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue

CONFIDENTIAL | 48

INSPIRATO

Operating expenses

1 Sales & Marketing Expenses
($ in mm)



$26
$16
$36
$53
$65
$75
$83
2019
2020
2021E
2022E
2023E
2024E
2025E
% of Revenue
12%
9%
16%
14%
13%
11%
9%

2 Technology & Development Expenses
($ in mm)



$14
$13
$17
$20
$20
$23
$26
2019
2020
2021E
2022E
2023E
2024E
2025E
% of Revenue
6%
8%
8%
5%
4%
3%
3%

3 General & Administrative Expenses
($ in mm)



$39
$30
$31
$47
$53
$60
$67
2019
2020
2021E
2022E
2023E
2024E
2025E
% of Revenue
18%
18%
14%
13%
11%
9%
8%

Key Highlights

1. Increase in S&M expenses attributed to building out salesforce to drive acceleration in new Active Subscribers, cross-sell and upsell of existing products
2. Investment in T&D to continue to optimize online functionality and platform optimization
3. G&A expected to decline as percent of revenue driven by economies of scale and lack of need for additional corporate and senior team resources

Source: Company financial model as of 05/07/2021. Please refer to "Risk Factors Summary" in Appendix
Note: Total operating expenses presented in this presentation are consistent with our audited financial statements, however, we have reclassified certain expenses as follows: (i) costs related to providing member services included in general and administrative and sales and marketing in this presentation are reported as Operations in our audited financial statements and (ii) corporate technology costs reported in general and administrative costs in this presentation are reported in technology and development costs in our audited financial statements

CONFIDENTIAL | 49

Non-GAAP measure reconciliation ($ in thousands) 2018 2019 2020 1H 2021 Net Income (Loss) (11,337) (6,249) (540) (4,480) Interest Expense, net 2,232 999 542 547 Warrant Fair Value Losses (Gains) 72 66 (214) 456 Pandemic Related Severance - - 607 - Depreciation & Amortization 6,524 5,107 4,633 2,163 Equity-Based Compensation 1,157 1,434 2,790 975 Public Company Readiness Costs - - - 3,670 Gain on Forgiveness of Debt - - - (9,518) 1 Adjusted EBITDA (1,352) 1,357 7,818 (6,187) Note: 1. Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, losses on sale of assets, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt.

Risk Factors Summary 1. The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and will continue to materially adversely impact Inspirato’s business, results of operations, and financial condition. 2. Inspirato has a history of net losses and may not be able to achieve or sustain profitability. 3. If Inspirato fails to retain existing subscribers or add new subscribers, its business, results of operations, and financial condition would be materially adversely affected. 4. Inspirato’s revenue growth rate has slowed, and it may not increase at the rates Inspirato anticipates in the future or at all. 5. The hospitality market is highly competitive, and Inspirato may be unable to compete successfully with its current or future competitors. 6. Inspirato may be unable to effectively manage its growth. 7. Inspirato’s subscriber support function is critical to the success of Inspirato’s business, and any failure to provide high-quality service could affect its ability to retain its existing subscribers and attract new subscribers. 8. Inspirato may not be able to obtain sufficient new and recurring supply of luxury accommodations and experiences or to renew its existing supply of luxury accommodations and experiences. 9. Inspirato has limited experience with its pricing models, particularly for Inspirato Pass, and may not accurately predict the long-term rate of subscriber adoption or renewal or the impact these will have on its revenue or results of operations. 10. Inspirato depends on its key personnel and other highly skilled personnel, and if Inspirato fails to attract, retain, motivate or integrate its personnel, its business, financial condition and results of operations could be adversely affected. 11. Inspirato’s business depends on its reputation and the strength of its brand, and any deterioration could adversely impact its business, financial condition, or results of operations. 12. As a result of recognizing revenue in accordance with GAAP, Inspirato’s financial statements may not immediately reflect changes in customer bookings, cancellations and other operating activities. 13. The failure to successfully execute and integrate acquisitions could materially adversely affect Inspirato’s business, results of operations, and financial condition. 14. Inspirato relies on consumer discretionary spending and any decline or disruption in the travel or hospitality industries or economic downturn would materially adversely affect its business, results of operations, and financial condition. 15. The subscription travel market and the market for Inspirato’s subscription offerings is still relatively new, and if it does not continue to grow, grows more slowly than expected or fails to grow as large as expected, Inspirato’s business, financial condition and results of operations could be adversely affected. 16. If Inspirato is unable to manage the risks presented by its international business model, its business, results of operations, and financial condition would be materially adversely affected. 17. Inspirato may experience significant fluctuations in its results of operations, which make it difficult to forecast its future results. 18. The hospitality industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in Inspirato’s results of operations and financial condition. 19. Inspirato’s management has identified material weaknesses in their internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of its financial statements or cause it to fail to meet its periodic reporting obligations. 20. Inspirato faces risks related to Inspirato’s intellectual property. 21. Inspirato’s processing, storage, use and disclosure of personal data exposes it to risks of internal or external security breaches and could give rise to liabilities and/or damage to reputation. 22. Unfavorable changes in government regulation or taxation of the evolving hospitality, internet and e-commerce industries could harm Inspirato’s results.